Exhibit 4.1

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

      Amendment No. 1 to the Rights Agreement, dated as of February 23, 2005 (the “Amendment”), by and between Janus Capital Group Inc., a Delaware corporation (the “Company”) (formerly known as Stilwell Financial Inc., a Delaware corporation), and UMB Bank, N.A., a national banking association organized and existing under the laws of the United States of America, as Rights Agent (the “Rights Agent”).

      WHEREAS, on June 14, 2000, the Company and the Rights Agent entered into a Rights Agreement (the “Agreement”); and

      WHEREAS, pursuant to Section 26 of the Agreement, the Company has determined to modify the terms of the Agreement in certain respects.

      NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereto agree that the Agreement shall be and hereby is amended in the following manner:

      Section 1. Amendment of “Certain Definitions” Section. Section 1(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

      “Acquiring Person” shall mean any Person who, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of a Substantial Block, but shall not include: (i) the Company; (ii) any Subsidiary of the Company; (iii) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person organized, appointed or established by the Company or by any Subsidiary of the Company for or pursuant to the terms of any such plan; (iv) any Person who, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of a Substantial Block solely as a result of a reduction in the number of shares of Common Stock of the Company outstanding, including due to the repurchase of shares of Common Stock of the Company by the Company, unless and until such Person, after becoming aware that such Person, together with all Affiliates and Associates of such Person, has become the Beneficial Owner of a Substantial Block, acquires beneficial ownership of additional shares of Common Stock of the Company representing one-quarter of one-percent (0.25%) or more of the shares of Common Stock of the Company then outstanding; or (v) any Person who, together with all Affiliates and Associates of such Person, has reported or is required to report such ownership (but less than sixteen percent (16%)) on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Stock) and, within ten (10) Business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person (together with all Affiliates and Associates of such Person) acquired shares of Common Stock of the Company in excess of 14.9% inadvertently or without knowledge of the terms of the Rights and who, together with all Affiliates and Associates of such Person, thereafter does not acquire additional shares of Common Stock of the Company while the Beneficial Owner of a Substantial Block; provided, however, that if the Person requested to so certify fails to do so within ten (10) Business Days, then such Person shall become an Acquiring Person immediately after such 10-Business Day period. It is provided, further, that, (x) any Person who, together with all Affiliates and Associates of such Person, may have become an Acquiring Person prior to the effectiveness of Amendment No. 1 to this Agreement (the “Amendment”), dated February 23, 2005 (the “Amendment Effective Date”), solely as a result of actions taken prior to the Amendment Effective Date, pursuant to the definition of Acquiring Person in effect prior to the Amendment Effective Date, but who would not have otherwise become an Acquiring Person under the definition of Acquiring Person adopted in the Amendment, shall not be deemed to be or have become an Acquiring Person solely as a result of such actions and any Share Acquisition Date that may have occurred, and any Distribution Date that might otherwise occur, solely as a result thereof shall be deemed not to have occurred or shall not occur, as applicable, and (y) from and after the Amendment Effective Date, for all purposes (including the determination of whether any Person is an Acquiring Person) this Agreement shall be governed by the definition of “Acquiring Person” adopted in the Amendment as if such definition was in effect from the original date of this Agreement in place of any prior definition.

      Section 2. “Agreement” as Amended. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby, and all references to the Agreement shall be deemed to include this Amendment.

      Section 3. Effectiveness. This Amendment shall be effective as of the date first written above, and except as set forth herein, the Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

      Section 4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State.

      Section 5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested as of the date first written above.

JANUS CAPITAL GROUP INC.
By:	/s/ John H. Bluher
	Name:	John H. Bluher
	Title:	Senior Vice President, General Counsel, Chief Public Affairs Officer and Secretary

UMB BANK, N.A.
By:	/s/ K. Scott Mathews
	Name:	K. Scott Mathews
	Title:	Vice President

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